

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2006

Via U.S. Mail and facsimile at (973) 597-2425

Robert G. Minion, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068

Re: Delcath Systems, Inc.
PREC14A filed August 1, 2006
Additional soliciting materials filed August 3 and August 10, 2006
By Laddcap Value Partners LP
File No. 5-60851

Dear Mr. Minion:

We have reviewed your filings and have the following comments.

1. The additional soliciting materials filed on August 3rd, 2006 were filed with the EDGAR tags "DEFN14A" and "PREC14A." Please note that you should have filed the materials under the header tag "DFAN14A." Please utilize appropriate header tags with subsequent filings.

PREC14A filed August 1, 2006

2. You identify several participants in the solicitation in addition to those already identified on the cover page. Advise us, with a view toward revised disclosure, why these persons have not been identified as participants on the cover of Schedule 14A. See Instruction 3(a)(ii) and (iii) to Item 4 of Schedule 14A.

3. We note that proposal would repeal each of the provision of the Bylaws or amendments of the Bylaws adopted after December 31, 2005. With a view to revised disclosure and a revised consent card, please advise the staff whether you are aware of any provision or amendment adopted after December 31, 2005.

Letter to Shareholders

4.   Please expand your disclosure to describe the purpose of retaining an investment bank. In that regard, we note that in previous filings Mr. Ladd indicates that the purpose of retaining an investment bank was to explore the sale of the company.

Reasons for the Solicitation, page 9

5.   We note your statement that none of the three current independent directors "have any demonstrable experience regarding public companies and/or the medical device industry." Please revise your disclosure to address that several of the nominees you propose also lack demonstrable experience regarding public companies and/or the medical device industry. For instance, Mr. Ladd appears to possess no such experience.

6.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, provide support for your statements that:

- Delcath and Mr. Koly have refused to engage in "a meaningful dialogue."

- "the recent changes proposed by Mr. Koly are cosmetic changes."

- "Delcath's treasury may be funding what ostensibly appears to be a personal lawsuit."

The Nominees, page 13

7.   Please disclose whether any of your nominees has been involved in bankruptcy proceedings as required by Item 401(f) of Regulation S-K.

Delcath Employment Agreements and Change in Control Payments, page 17

8.   Please quantify, if practicable, the total payments potentially to be made under the agreements discussed in this section.

Participants in the Solicitation, page 18

9.   In addition, it appears you only provide participant information for Laddcap and Mr. Foltz. Please revise to include all required participant information in accordance with Items 4(b) and 5(b) of Schedule 14A.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person, as appropriate, acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions